                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          -----------------------------

                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           ---------------------------

                            CAMBRIDGE HOLDINGS, LTD.
                                (NAME OF ISSUER)

                            CAMBRIDGE HOLDINGS, LTD.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.025 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    132198201
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           ---------------------------
                                 GREGORY PUSEY,
                                    PRESIDENT
                            CAMBRIDGE HOLDINGS, LTD.
                             1722 BUFFEHR CREEK ROAD
                              VAIL, COLORADO 81657
                                 (970) 479-2800

                                    COPY TO:
                                ROBERT M. BEARMAN
              BEARMAN TALESNICK & CLOWDUS PROFESSIONAL CORPORATION
                       1200 SEVENTEENTH STREET, SUITE 2600
                           DENVER, COLORADO 80202-5826
                                 (303) 572-6500

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     THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

         a. [ ] The filing of solicitation materials or an information statement subject to Registration 14A [17 CFR 240.14a-1 to 240.14b. Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or
                  Rule 13e-3(c) [Section 240.13e-3(c) under the Securities Exchange Act of 1933.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.       [X] A tender offer.

         d.       [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE


------------------------------------------------------------------------
------------------------------------------------------------------------
                                                AMOUNT OF
       TRANSACTION VALUATION*                  FILING FEE**
------------------------------------------------------------------------
------------------------------------------------------------------------
             $540,000                              $108.00+
------------------------------------------------------------------------
------------------------------------------------------------------------


* Assumes purchase of 1,200,000 Shares of Common Stock at $0.45 per share.

** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.


+        Previously paid.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

         Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $108             Filing Party:  Cambridge Holdings, Ltd.

Form or Registration No.: Schedule 13E-4 Date Filed:  November 24, 1998

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                                  INTRODUCTION


Cambridge Holdings, Ltd., a Colorado corporation (the "Company") hereby amends and supplements its Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the Securities and Exchange Commission (the "Commission") on November 24, 1998 (the "Schedule 13E-3"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.


This Schedule 13E-3 is being filed based on the Company's understanding that the SEC's staff interprets Rules 13e-3(a)(3)(ii)(A) to require the filing of a Schedule 13E-3 whenever there is a possibility that an issuer tender offer could cause a class of equity securities of the issuer which is subject to
Section 12(g) or 15(c) of the Exchange Act to be held of record by less than 300 persons. The Company currently has approximately 1,081 shareholders of record. Although the Company believes it is unlikely the issuer tender offer will result in the number of record holders decreasing to less than 300, it is possible that this could occur.


Based on information provided by the Tender Agent for the Tender Offer, as of 5:00 P.M. on December 18, 1998, approximately 593,528 Shares of the Company's common stock from 42 shareholders had been tendered and not withdrawn.


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     Item 4.  TERMS OF THE TRANSACTION.


          Item 4(a) is amended as follows:

          (a) SEE "Introduction" and Sections 1 and 6 of the Offer to Purchase, as supplemented by the Supplement to the Offer to Purchase.





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     Item 8.  FAIRNESS OF THE TRANSACTION.

          Item 8 is amended as follows:

          (a)-(b) SEE "Special Factors" in the Offer to Purchase, as supplemented by the Supplement to the Offer to Purchase.





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     Item 16.  ADDITIONAL INFORMATION.

          Item 16 is amended as follows:

          Additional information with respect to the Offer is provided in the Offer to Purchase, as supplemented by the Supplement to the Offer to Purchase.


     Item 17.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 17 of the Schedule 13E-3 is hereby amended to add the following exhibit:

          (d)      Offer to Purchase dated November 24, 1998.

          (d)-1 Supplement to Offer to Purchase dated November 24, 1998, dated December 22, 1998.



                                            CAMBRIDGE HOLDINGS, LTD.
                                            (a Colorado corporation)


Date:  December 22, 1998                    By: /s/ Gregory Pusey
                                               ----------------------------
                                                  Gregory Pusey, President


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                                  EXHIBIT INDEX


    EXHIBIT NO.                   DESCRIPTION
    -----------                   -----------
     99.A           Offer to Purchase dated November 24, 1998.

     99.A-1 Supplement to Offer to Purchase dated November 24, 1998, dated December 22, 1998.
